June 2, 2026

Owen Hughes
President, Secretary and Treasurer
XOMA Royalty Holdings Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608

        Re: XOMA Royalty Holdings Corporation
            Registration Statement on Form S-4
            Filed May 26, 2026
            File No. 333-296211
Dear Owen Hughes:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Branden C. Berns, Esq.